September 23, 2019

Kirk R. Oliver
Chief Financial Officer
Equitrans Midstream Corp
625 Liberty Avenue, Suite 2000
Pittsburgh, PA 15222

       Re: Equitrans Midstream Corp
           Form 10-K for fiscal year ended December 31, 2018
           File No. 001-38629
           Filed February 14, 2019

Dear Mr. Oliver:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K

General

1. We note that your forum selection provision identifies state and federal courts sitting in the judicial district of the Commonwealth of Pennsylvania as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your Form 10-K in the future to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and
 Kirk R. Oliver
Equitrans Midstream Corp
September 23, 2019
Page 2
         regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please revise in the future to state as much.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797 or Mara Ransom,
Assistant Director, at 202-551-3264 with any other questions.



FirstName LastNameKirk R. Oliver                               Sincerely,
Comapany NameEquitrans Midstream Corp
                                                               Division of
Corporation Finance
September 23, 2019 Page 2                                      Office of
Consumer Products
FirstName LastName